Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

August 5, 2011

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 48 (“PEA”)

(File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to the oral comments we received from you on July 11, 2011 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 26, 2011 to reflect revised investment objectives and principal investment strategies for the following series of the Trust: WisdomTree Asia-Pacific ex-Japan Fund (formerly, WisdomTree Pacific ex-Japan Total Dividend Fund); WisdomTree Australia Dividend Fund (formerly, WisdomTree Pacific ex-Japan Equity Income Fund); WisdomTree Commodity Country Equity Fund (formerly, WisdomTree International Basic Materials Sector Fund); WisdomTree Global Natural Resources Fund (formerly, WisdomTree International Energy Sector Fund); WisdomTree Global ex-U.S. Utilities Fund (formerly, WisdomTree International Utilities Sector Fund); and WisdomTree Global ex-U.S. Real Estate Fund (formerly, WisdomTree International Real Estate Fund) (each a “Fund” and together, the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Underlined text represents text that is newly-added. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment: Please update the Funds’ class and series identifiers.

Response: We will ensure that the Funds’ class and series identifiers are updated to reflect the new Fund names prior to the effectiveness of the PEA.

2.	Comment: As required by Form N-1A, please include the principal listing exchange on the cover of the Funds’ Prospectus and SAI.

Response: We have revised the Funds’ Prospectus and SAI cover pages as requested.

3.	Comment: For each Fund’s description of its underlying index, please replace the language “measures the performance of” with “consists of.” For example, for the WisdomTree Asia Pacific ex-Japan Fund, the description should state “[t]he WisdomTree Asia Pacific ex-Japan Index consists of dividend-paying companies incorporated in the Asia Pacific region (excluding Japan).”

Response: We respectfully decline to make the requested change for two reasons. First, we have confirmed with our client and more importantly, the index provider, WisdomTree Investments, Inc., that the Funds’ WisdomTree indexes are designed to measure the performance of the companies described in the Funds’ respective “Principal Investment Strategies of the Fund” section. Thus, the

Mr. Ed Bartz

August 5, 2011

existing disclosure is accurate. Second, the Funds’ index descriptions currently disclose the constituents of each index following the description of what the index is designed to measure.

4.	Comment: Please confirm that none of the Funds’ underlying indexes include small-capitalization companies. To the extent that an underlying index does include small-capitalization companies, please include appropriate risk disclosure.

Response: We have confirmed with our client that to the extent small-capitalization companies are represented in a Fund’s underlying index and the Fund’s exposure to such small-capitalization companies is significant, the Fund includes the appropriate small-capitalization risk disclosure.

5.	Comment: For each Fund’s “Average Annual Total Returns” table, please disclose the third-party index and include appropriate disclosure about the change in comparative indexes.

Response: We have revised each Fund’s “Average Annual Total Returns” table as requested.

6.	Comment: Please explain why the WisdomTree Commodity Country Equity Fund’s 80% investment policy is consistent with Rule 35d-1.

Response: As described in the Fund’s “Principal Investment Strategies of the Fund” section, the Fund seeks to track the performance (before fees and expenses) of an index that is designed to measure “the performance of dividend-paying companies from “commodity countries.” As disclosed, a “commodity country” is a country “whose economic success is commonly identified with the production and export of commodities (such as precious metals, oil, agricultural products or other raw materials).” Thus, while the Fund’s name includes the term “commodity,” it is used as a descriptive qualifier of the term “country” and is not intended to suggest a type of investment. Rather, the Fund’s name clearly indicates that it is an “equity” Fund.

7.	Comment: For the WisdomTree Global Natural Resources Fund and WisdomTree Global ex-U.S. Utilities Fund, please explain why it is not necessary for each Fund to have a policy to concentrate in the industries suggested by their names.

Response: The Funds’ Prospectus states that each Fund invests substantially all of its assets in the global natural resources or utilities sectors, as applicable, and that each Fund concentrates its investments to approximately the same extent as its underlying index. We believe this disclosure is sufficient as it clearly indicates each Fund’s policy to concentrate to approximately the same extent as its underlying index.

8.	Comment: For the WisdomTree Global Natural Resources Fund and WisdomTree Global ex-U.S. Utilities Fund, please disclose the criteria used to define a natural resources sector company and utilities company.

Response: The WisdomTree Global Natural Resources Fund’s “Principal Investment Strategies of the Fund” section currently discloses that the global dividend-paying companies in the natural resource industries are those from the following sub-industries: Integrated Oil & Gas, Oil & Gas Exploration and Production, Diversified Metals & Mining, Coal and Consumable Fuels, Fertilizers & Agricultural Chemicals, Iron Ore Miners, Precious Metals & Minerals, Agricultural Products, Oil & Gas Drilling and Oil & Gas Equipment and Services. Similarly, the WisdomTree Global ex-U.S.

Mr. Ed Bartz

August 5, 2011

Utilities Fund’s “Principal Investment Strategies of the Fund” section currently defines utilities companies as “companies from developed and emerging markets outside of the United States that are classified as being part of the “Global Utilities” sector and that comprise the 100 largest utilities companies ranked by market capitalization. Because we believe the current disclosure accurately discloses the criteria used to define the companies that comprise the Fund’s underlying indexes, we have not revised the Funds’ disclosure.

9.	Comment: For the WisdomTree Global ex-U.S. Utilities Fund, please consider augmenting the “Utilities Investing” risk disclosure.

Response: We have included the following expanded “Utilities Investing” risk disclosure in the Item 9 section of the Funds’ Prospectus:

“Utilities Investing

The Global Utilities sector is subject to a number of risks, including decreases in the demand for utility company products and services, increased competition resulting from deregulation, and rising energy costs. The Global Utilities sector also is typically sensitive to changes in interest rates. Any of these events could cause the Global Utilities sector to underperform other sectors or the market as a whole and, thus, adversely affect the Fund’s investment performance.”

10.	Comment: Please correct the references to the SEC’s phone number and zip code on the Funds’ Prospectus back cover.

Response: We have made the requested revisions.

11.	Comment: As required by Form N-1A, please reorder the items included under “Additional Summary Information.”

Response: We have made the requested revisions.

12.	Comment: Under “Investment Limitations” in the Funds’ SAI, please include a concentration policy.

Response: The Funds’ SAI currently discloses the following concentration policy under “Investment Limitations – Fundamental Policies – Concentration”:

“Each Fund, as fundamental investment policy, may not:

Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that each Fund will invest more than 25% of its total assets in securities of the same industry to approximately the same extent that each Fund’s underlying Index concentrates in the securities of a particular industry or group of industries.”

13.	Comment: Please disclose in the Funds’ SAI under “Creation and Redemption of Creation Unit Aggregations” whether Authorized Participants are subject to a redemption fee.

Mr. Ed Bartz

August 5, 2011

Response: The Registrant believes that the current disclosure is adequate and consistent with the requirements of Form N-1A. Nonetheless, the Registrant intends to revise the transaction fee disclosure under “Creation and Redemption of Creation Unit Aggregations” for future filings.

***********

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

c:	W. John McGuire, Esq.

Richard Morris, Esq.

4